April 5, 2006

Kenneth M. Siegel, Esq.
Verigy Pte. Ltd.
395 Page Mill Road
Palo Alto, California 94306

> **Re:** **Verigy Pte. Ltd.**
> **Registration Statement on Form S-1**
> **Filed March 9, 2006**
> **File No. 333-132291**

Dear Mr. Siegel:

We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a *bona fide* estimate of the public offering price within that range. Also note that we may have additional comments after you include this information.

Prospectus Summary, page 1

2.   The disclosure in the summary should be a balanced presentation of your business. Expand to describe the challenges you face as prominently as your current disclosure of your strengths.

3.   When using words of comparison, like "lowered overall cost of test for customers," "shortened time to market" and "superior expertise" please clarify against whom you are comparing yourself. Also provide us independent, objective support for your comparisons.

Our Relationship with Agilent, page 3

4.   We note on page 5 you state your separation from Agilent is anticipated to occur on or about June 1, 2006. Please clarify whether the IPO timing could affect that event.

5.   Please briefly highlight the reason that Agilent is exiting your business.

Summary Historical and Pro Forma Financial Information, page 6

6.   It appears that the pro forma amounts as of October 31, 2005 were derived from your Unaudited Pro Forma Condensed Combined Balance Sheet on page 60. The adjustments included to derive the pro forma amounts as discussed in notes (A) – (C) on page 61 appear to be more extensive than the adjustments referred to on page seven. That is, based upon the adjustments discussed on page seven, it is not apparent how the pro forma amounts were derived without further explanation or reference to where that information is provided. Please revise to clarify. Similarly, please revise to clarify the presentation of your pro forma capitalization as of October 31, 2005 as presented in the table on page 33.

Risk Factors, page 8

If we do not maintain and expand… page 13

7.   Please describe here and in MD&A, as appropriate, the consequences of experiencing difficulty in delivering new test equipment as well as enhancements and upgrades. For example, you state when it has happened to you it has "damaged our customer relationships." Please explain whether that means losing certain clients, or paying damages.

Our results could be adversely affected…, page 17

8.   Clarify why you are negotiating this tax agreement.

9.   Please replace vague disclosure represented by the term "certain" with specific information regarding the material terms of the agreement.

10.   Please briefly explain why your new structure could cause significant period-to-period variation.

11.   We note your reference to audit settlements in the second paragraph. In an appropriate section of your document, please disclose pending material audits.

Third parties may claim that we are infringing on their intellectual property, page 18

12.   Please clarify why you believe there is material risk of third parties claiming that you infringe their rights.

13.   We note your reference to reliance on licenses in last paragraph. Please file the licenses on which you rely, and disclose the material terms of those agreements in an appropriate section of your document.

In the event of environmental contamination, page 20

14.   Please clarify why you may not be aware of all conditions that could subject you to liability.

As long as Agilent controls us, page 21

15.   With a view toward disclosure in an appropriate section of your document, please tell us what procedures you have established to ensure that Agilent's activities as controlling stockholder do not cause you to incur liability to Agilent. For example, could Agilent cause you to engage in activity that will make your restructuring a taxable event that obligates you to reimburse Agilent for its tax liability?

Our tax sharing agreement with Agilent…, page 24

16.   Please quantify the potential tax obligation.

17.   Please refer to your disclosure that the distribution will be fully taxable to Agilent if shares representing more than half of your voting power are acquired as part of the distribution. With a view toward clarified disclosure, please tell us how you could avoid taxation of the distribution given that it appears that almost all of your shares will be involved in the transactions.

Third parties may hold us liable, page 24

18.   With a view toward disclosure, please tell us whether any known liabilities could be material to you if you were unable to recover from Agilent. In an appropriate section of your document, please disclose those liabilities.

It may be difficult for investors, page 27

19.   Please clarify why "there can be no assurance" that Singapore courts will enter judgments in actions brought in Singapore courts based on United States federal securities laws.

Our public shareholders may have more difficulty…, page 27

20.   We note your disclosure that rights and responsibilities "may be different" from those applicable to United States corporations. Please clarify why you are uncertain about material differences.

Special Note, page 29

21.   It is inappropriate to disclaim responsibility for your disclosure; therefore, please
        remove the penultimate sentence of the second paragraph.

Our Separation from Agilent, page 30

22.   With a view toward disclosure, please tell us how you chose the June 1, 2006
        separation date, the progress made toward completing the separation and
        agreements, and whether the separation will be done before the IPO date.

Cash, Short-Term Obligations and Capitalization, page 33

23.   Please revise your disclosure to remove the cash and cash equivalents and short-
        term obligations from your capitalization table. As a result of removing the
        presentation of pro forma and pro forma as adjusted amounts for these items, you
        will need to revise your reference to the inclusion of the use of the proceeds in
        your pro forma as adjusted amounts.

Dilution, page 34

24.   Refer to the last paragraph on page 34. With a view toward disclosure, please
        show us the effect on dilution and option/restricted stock holdings that would
        result if the distribution were to occur concurrently with the IPO at the IPO price.

Selected Financial Data, page 35

25.   Please revise to delete the words "(unaudited)" from the columns in the tables to
        prevent giving the impression that the other columns are audited.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 36

26.   With a view towards disclosure in MD&A and/or the financial statements, please
        respond to the following comments:

        •   Please tell us more about the status and significant terms of the agreement
            you are negotiating with the Singapore Economic Development Board, as
            discussed on page 17. Explain whether you are required to enter into this
            agreement and whether you expect this agreement to be finalized prior to
            your effectiveness. We note that in order to comply with the agreement,
            you must fulfill certain operating conditions in Singapore. Please discuss
            how the agreement may impact your future operations and cash flows.
            Tell us why you could suffer adverse tax and other financial consequences

> if you do not fulfill these conditions and discuss the nature and magnitude of those items.
>
> - Please tell us more about how you expect the agreements with Flextronics to impact your future operations and cash flows. We note from page 11 that you entered into a global manufacturing services agreement with Flextronics and you plan to also enter into an asset purchase agreement with them under which you will transfer certain assets and employees to them.
>
> - Please tell us more about your reference to past and possible future environmental issues at your facilities. Tell us whether you are referring to significant remediation liabilities, the imposition of fines or the suspension or termination of production. We note the disclosure on page 20.

Overview of Results, page 38

27.   We note that the combined financial statements were derived from the accounting records of Agilent's "STS" segment per your disclosure on page 36. In Note 23 of Agilent's October 31, 2005 Form 10-K, we note the presentation of total assets for STS of $312 million and $349 million as of October 31, 2005 and 2004. Since the combined financial statements were derived from "the historical basis of assets and liabilities" of the STS business, please tell us and disclose the reasons for any significant differences.

Critical Accounting Policies and Estimates, page 39

Restructuring and asset impairment charges, page 39

28.   We note your disclosure that work-force related charges are accrued when it is determined that a liability has been incurred, which is generally after individuals have been notified of their termination dates and expected severance payments. In light of your disclosure on page 38 that you expect to incur significant additional restructuring costs to reduce headcount by approximately 300 people, please tell us and disclose your severance policy regarding the length of the period from the communication date to the termination date. See paragraphs 9 to 11 of SFAS 146

Inventory valuation, page 40

29.   Please revise your discussion to disclose the gross inventory impairment charge in fiscal 2005 of $25 million. It appears that the net amount may include $7 million related to sales of previously reserved inventory based upon the disclosure on page 47. It does not appear appropriate to net the amount you expensed to cost of

sales in the current period with the amount of reserve that was formerly associated with the sold inventory since that amount should not be reflected in your current period cost of sales.

Retirement and post-retirement plan assumptions, page 41

30.   We note your disclosure on page 42 that the discount rate for non-U.S. plans was generally determined in a similar manner to the discount rate for U.S. plans. Please tell us and disclose the specific method of determining the non-U.S. discount rate if materially different than the methodology used for the U.S. plans, or remove the term "generally" as appropriate.

31.   We note your disclosure that workforce-related events such as restructurings can result in curtailment and settlement gains or losses. We also note that you plan to terminate approximately 300 employees under your fiscal 2006 restructuring plan. Please tell us and disclose whether you expect the restructuring to result in curtailment and settlement gains or losses.

Accounting for income taxes, page 43

32.   Please explain how "certain combinations" of factors could cause you to owe significant taxes during periods when you have low operating profit or operating losses.

Results of Operations, page 44

33.   We note from page 70 that you derive revenue from two primary products: the memory test systems (V5000 series) and the SOC/SIP/high-speed memory test platform (93000 series). The disclosure on page 45 refers to "increasing demand" for the 93000 series and "weakness" in your sales of the V5000 series. We also note the discussion of the contribution your Pin Scale systems in the recent Agilent 10-K disclosure regarding orders and net revenue. Please respond to the following comments:

- Please revise your disclosure to quantify the amount of sales from each significant product group for each period presented.

- Please revise your discussion to include an analysis of the reasons for significant changes in your revenues and expenses. For example, if your financial statements reflect materially higher revenues resulting from an increase in the volume of products sold when compared to a prior period, MD&A should not only identify the increase in sales volume, but also should analyze the reasons underlying the increase in sales when the reasons are also material and determinable. Please refer to SEC Release No. 33-8350.

- With respect to changes in your revenues, per Item 303(A)(3)(ii), you should "provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services."

- When you reference the introduction of a new product as an underlying cause, please also explain the nature of the new product, when it was introduced, and quantify its impact on the increase in your sales. For example, on page 46 you refer to enhanced product introductions in late fiscal 2004 and early fiscal 2005. We noted no discussion of these introductions in your discussion of products and services beginning on page 70. Please tell us and disclose in more detail the nature and timing of these new products and how their introduction impacted your revenues.

- We note your disclosure on page 47 that you implemented "aggressive price discounting" of your legacy products in fiscal 2005. Please disclose the extent to which decreased average selling prices impacted revenues and gross profit.

- Under FRC 501.04, you should include a discussion and quantification of the contribution of two or more factors identified as the causes for material changes "where identification and quantification of the extent of contribution of each of two or more factors is necessary to an understanding of a material change, or where there are material increases or decreases in net sales or revenue."

Cost of Sales, page 46

34.   Please revise your discussion to disclose the gross inventory impairment charge in fiscal 2005 of $25 million. We note from Agilent's October 31, 2005 Form 10-K that you incurred a charge of $22 million related to the V4400 system and other legacy products. From page 56 it appears that you also recorded a charge of approximately $11 million for firm, non-cancelable and unconditional purchase commitments for inventory in quantities in excess of your future demands. Please discuss the nature and timing of the charges and their underlying causes. In MD&A, if significant, you should quantify the remaining balance of inventory items previously written-down or written-off and discuss the significant components of that balance and include this disclosure in MD&A as long as a significant balance of such items remains on hand. You should also disclose in MD&A (if true) that no significant sales of such items have occurred to date. Alternatively, disclose the impact of these sales on gross profit margin for the period. Finally, disclose when and how you will dispose of the remaining items

and/or the fact that you have no set timeline for the sale of scrapping of these items. Please also tell us why, on page 47, you refer to a net credit to cost of sales in fiscal 2003 related to excess and obsolete inventory.

Operating Expenses, page 48

35.   We note that you plan to incur restructuring charges of $22 million to $27 million in fiscal 2006. Please discuss the nature and amount of each significant component of the plan to the extent practicable. Please also discuss in more detail the nature of the overall plan, including the events and decisions that will give rise to these exit costs. For example, in addition to disclosing that you plan to terminate 300 employees, please discuss what operations you plan to discontinue and why, where the operations are located, the nature of the employee functions you will terminate and the specific new location of the activities. You should discuss the likely effect on your financial position and liquidity in addition to operations. Include, to the extent possible, the line items in the statement of operations that you expect to be impacted and the initial period when you expect to realize the impact. Please also identify the periods in which you expect material cash outlays and the expected source of their funding. See SAB Topic 5.P.4.

Provision for income taxes, page 50

36.   Please revise the last sentence on page 50 to discuss and quantify known differences that you will encounter after the separation.

37.   Please quantify and explain to us the effect of the tax concessions mentioned on page 9 during the periods presented.

Financial Condition, page 54

38.   We note your disclosures here and on page 38 that you will incur $17 million of additional investments in new site set-ups and leasehold improvements, and $38 million in additional investments for the completion of a new ERP system in the remainder of fiscal 2006. We note your disclosure on page 97 that you will be responsible for your own costs incurred in connection with the transactions contemplated by the master separation and distribution agreement and each of the ancillary agreements. Tell us and revise your liquidity discussion to address how you will fund these anticipated costs.

39.   We note your disclosure on page 55 that you believe that the net proceeds of the offering, together with cash generated from operations will be sufficient to satisfy your working capital, capital expenditures and other liquidity needs at least through the next twelve months. Revise to include your expectation that you will require funding from the short-term revolving credit facility in order to fund your

operations until you realize the proceeds from the offering. Please also confirm that you expect to generate cash from operations in 2006.

Contractual Obligations, page 55

40.   We note that your table of contractual obligations excludes amounts recorded in your balance sheet as of October 31, 2005. We also note your definition of purchase commitments. Please revise your presentation to include all of your obligations that fall within the specified categories as defined by Item 303(a)(5) of Regulation S-K including (a) long-term debt obligations, (b) capital lease obligations, (c) operating lease obligations, (d) other long-term liabilities reflected on your balance sheet under GAAP and (e) purchase obligations. As defined by Item 303(a)(5), a purchase obligation is "an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction."

Other purchase commitments, page 56

41.   Please disclose the nature of the "professional service providers."

Unaudited Pro Forma Condensed Combined Financial Information, page 59

42.   You many not disclaim responsibility for your disclosure. Please revise your disclosure that the *pro formas* are "for informational purposes only" which we view as inappropriate.

43.   We note your disclosure on page 21 that the historical information presented in the audited financial statements for the year ended October 31, 2005 is not necessarily indicative of your future results of operations, financial position, cash flows or costs and expenses. Article 11-01(a)(7) of Regulation S-X requires registrants to provide pro forma financial information when the registrant was previously part of another entity and such presentation is necessary to reflect the operations and financial position of the registrant as an autonomous entity. Please provide to us your conclusions regarding the presentation of pro forma statements of operations data or a financial forecast in accordance with Article 11-03 of Regulation S-X.

44.   In adjustments (A) and (D) we note that you reflect a loan from Agilent for $15 million and the repayment of this loan with the proceeds of the offering. Please tell us why you believe that these adjustments reflect transactions that would have occurred on October 31, 2005 and why the amount is factually supportable and directly attributable to the separation or the offering in the balance sheet. See Item 11-02(b)(6) of Regulation S-X.

Customers, page 76

45.   Please tell us how you chose which of your top ten customers to disclose.

Manufacturing, page 76

46.   Please disclose the material terms of your agreement with Flextronics. Include any material termination, duration or exclusivity provisions.

Competition, page 77

47.   Please provide more specific and balanced information regarding your competitive position. From your existing disclosure, it is unclear why customers would choose any competitor's product.

Management, page 80

48.   In light of your risk factor disclosure on page 12, please include disclosure here regarding which officers are serving on an interim basis.

Board Composition, pate 81

49.   Please demonstrate that that the composition of your board satisfies the listing requirements for the market in which you intend your shares to trade.

Director Compensation, page 82

50.   Please clarify what you mean by "deferred shares."

Stock ownership, page 83

51.   We note you have disclosed ownership of Agilent shares held by directors and executive officers. Please explain how many shares of your stock are anticipated to be issued to these individuals after the distribution from Agilent is complete. Likewise, expand your disclosure on page 107 to identify any stockholders who would have to be identified by Regulation S-K Item 403 if Agilent distributed its shares simultaneously with your IPO; include the names of individuals who beneficially own shares held in the name of entities.

Summary Compensation Table, page 84

52.   Please tell us why you disclose a market rate in footnote 1 for purposes of computing interest while your disclosure on page 93 indicates that the loan bears a higher interest rate.

Limitations on Liability, page 91

53.   Please revise your disclosure so that it is clear, concise and understandable. For example, we note the long, complex sentence that is the second paragraph and the unexplained reference to Singapore code sections.

Certain Relationships and Related Transactions, page 93

54.   Please describe how much of the current loan is still outstanding at this time.

Agreements with Verigy and Agilent, page 94

55.   Please revise the first paragraph to clarify whether you have disclosed the material terms of the agreements.

56.   Given the disclosure in the tenth bullet point on page 100, it is unclear whether Agilent will transfer to you all intellectual property historically used in your business. Please clarify.

Master Separation and Distribution Agreement, page 94

57.   We note that the master separation and distribution agreement provides for the revolving credit facility from Agilent to you on the separation date. Revise to include the significant terms of the revolving credit facility when such terms are known.

Auditors and Audits, page 95

58.   Please tell us how the agreement not to change your independent auditors is consistent with the responsibilities of the audit committee as specified in Rule10A-3.

Restrictions on Activities, page 105

59.   Given the exceptions noted in this section and in your intellectual property discussion, it is unclear whether Agilent retains sufficient rights to compete with you. Please revise to clarify.

Description of Share Capital page 107

60.   Please explain how you intend to address shares seeking to be transferred during a time when the register of members is closed.

61.   Please reconcile your disclosure on page 108 which appears to indicate that your board has staggered terms with your disclosure on page 81 which indicates that the directors are elected annually.

62.   Please expand to discuss material differences between Singapore's laws and those in the United States regarding corporate governance and investor protection.

Transfer of ordinary shares, page 108

63.   Please explain what is required to have a "duly stamped" transfer.

Tax Considerations, page 113

64.   You many not disclaim responsibility for your disclosure. Please revise your disclosure that the information is of a "general nature," "solely for informational purposes," "not legal or tax advice" and "for general information only" which we view as inappropriate.

65.   Please explain the significance of dividends being considered "passive category income" or "general category income" and "U.S. Source income."

66.   Please unequivocally state the tax consequences. We note your current use of equivocal language like "should." If you cannot unequivocally state the tax consequences, please disclose the reasons why, and disclose the possible outcomes and risks to investors.

67.   Please avoid vague disclosure represented by the word "certain" and similar terms.

68.   Please explain what you mean by "excess distribution" on page 115.

69.   We note your statement that your Singapore tax disclosure is not a "comprehensive description." Please revise to remove any implication that you have omitted disclosure required by the instruction 2 to Regulation S-K Item 202.

Underwriting, page 117

70.   Please provide more specific information about your relationships with the underwriters mentioned at the bottom of page 120.

Where you can find additional information, page 122

71.   We note your disclosure that your statements are not necessarily complete. Please revise to remove any implication that you have omitted required disclosure.

Combined Financial Statements, page F-1

72.   Please update the document to include financial statements and related disclosures through the latest interim period in accordance with Rule 3-12 of Regulation S-X.

73.   Revise the notes to your combined financial statements to include a discussion of the amounts loaned to your current CFO by Agilent, as disclosed on page 93, in accordance with SFAS 57.

Note 1. Overview and Basis of Presentation, page F-7

74.   We note your disclosure that the amounts recorded for transactions and allocations are not necessarily representative of the amounts that would have been reflected in the financial statements had you been an entity that operated independently of Agilent. Tell us about your consideration of the guidance in Question 2 of SAB 1.B.1 in which the Staff states that it has required footnote disclosure, when practicable, of management's estimate of what the expenses of a subsidiary would have been on a stand-alone basis for all periods presented.

Note 2. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

75.   Tell us and revise to state clearly at what point title and risk of loss have transferred to the customer, i.e., FOB shipping point or destination, on sales of your products.

76.   We note that your price is considered to be fixed or determinable when the price is not subject to refund or adjustments. Tell us and revise to the extent material to describe the types of price adjustments that you offer and how you account for them.

Note 3. Transactions with Agilent, page F-15

77.   Revise your disclosure of intercompany transactions to include the disclosures outlined in the Staff's Interpretive Response to Question 4 of SAB Topic 1.B.1.

Note 4. New Accounting Pronouncements, page F-16

78. We note your disclosure that you estimate share compensation expenses for the fiscal year ended October 31, 2006 to be $10 million based on stock awards issued prior to January 31, 2006, and that your planned separation from Agilent may cause actual expenses to vary considerably from the estimate. Tell us and revise your discussion to disclose, if true, that you will not record an amount less than $10 million.

Note 7. Inventory, page F-23

79. It appears that 60% of your finished goods at October 31, 2005 are comprised of demonstration products. Please tell us and revise to disclose how you account for the equipment at the point that it is determined to be used as demonstration equipment. Tell us the conceptual basis for your accounting and why you do not include this inventory in property and equipment and depreciate it over its useful life.

Note 19. Segment & Geographical Information, page F-37

80. We note from page 70 that your products include the 93000 Series platform for SOCs, SIPs and high-speed memory and the V5000 Series for memory devices including flash memory and multi-chip packages. Please revise to show revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. If providing the information is impracticable, that fact should be disclosed and explained in your response. Please see paragraph 37 of SFAS 131.

Exhibits

81. Please file the agreement with Flextronics mentioned on page 11, the retention bonus agreements mentioned on page 87 and the agreements mentioned on page 93.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tom Dyer at (202) 551-3641 or in his absence, Katlin Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: William H. Hinman, Jr., Esq.